
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2010

Mr. Robert S. Tissue
Sr. Vice President & Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

> **RE:** **Summit Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 30, 2010**
> **File No. 000-16587**

Dear Mr. Tissue:

As a follow-up to our letter dated May 4, 2010 we have the following additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative Reserve for Loans Collectively Evaluated, page 35

1. It appears that your general allowance for loans collectively evaluated decreased during 2009 despite the increase in nonperforming and internally criticized loans as well as the significant increase in net charge-offs realized during the year. Please provide us with the following information so that we may better understand your methodology for determining your allowance for loan losses for loans collectively evaluated:

    - You disclose that you use a twelve-quarter look-back period for purposes of determining your historical loss rates. Tell us whether you considered placing additional weight on the more recent quarters in this look-back period given the significant deterioration in the real estate market over the past two fiscal years;

    - You disclose that you apply a loss factor of 5% to 200% of the average historical charge-off rate for all loans collectively evaluated with the exception of smaller balance homogenous loans. Provide us with a detailed explanation of how you determined the appropriate loss factors to apply to each loan pool and explain your rationale for applying a loss factor that is less than the historical net charge-off rate for a specific pool; and

- Provide us with a table that lists each of the loan pools collectively evaluated for impairment and for each pool provide the historical net charge-off rate, the allocation used to determine the quantitative allowance and any additional qualitative allowances recorded.

Relationship between Allowance for Loan Losses, Net Charge-offs and Nonperforming Loans, page 36

2.   We note your response to comment three of our letter dated October 21, 2009 and your disclosure on page 36 stating that charge-offs are typically recognized in a period after an allowance is established. With this in mind, please tell us how you determined that your allowance for loan losses as of December 31, 2008 ($16.9 million) was not understated given the amount of net charge-offs recorded in 2009 ($22.4 million). Also, for those charge-offs that were reported in 2009, provide us with a table that quantifies (collectively, by loan type) the credits that were charged-off, the corresponding allowance that was previously recorded at December 31, 2008, and the amount of credits that were directly charged-off (i.e. no previous allowances were recorded). Provide us with a robust narrative explaining any significant differences.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief